Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ceres, Inc.:

We consent to the use of our report dated November 10, 2011, except as related to the third paragraph of note 1(a), which is as of January 24, 2012, with respect to the consolidated balance sheets of Ceres Inc. subsidiaries as of August 31, 2009, August 31, 2010, and August 31, 2011 and the related consolidated statements of operations, stockholders’ deficit and comprehensive loss and cash flows for the year ended December 31, 2008, the eight months ended August 31, 2009, and the years ended August 31, 2010 and August 31, 2011, incorporated herein by reference. Our report refers to a 1 for 3 reverse stock split that was effected on January 24, 2012, a change in accounting treatment for certain warrants upon adoption of a new accounting standard and a change in the manner in which the Company accounted for convertible preferred stock.

/s/ KPMG LLP

Los Angeles, California
February 24, 2012